OriginClear, Inc.

525 S. Hewitt Street

Los Angeles, CA 90013

March 26, 2020

EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	OriginClear, Inc.

Offering Statement on Form 1-A

File No. 024-11141

Ladies and Gentlemen:

OriginClear, Inc. respectfully requests that the qualification date of the offering statement referred to above be accelerated so that it will become qualified at 4:30 p.m., Eastern Time, on March 27, 2020, or as soon thereafter as possible.

OriginClear, Inc.

By: /s/ T. Riggs Eckelberry

Name: T. Riggs Eckelberry

Title: Chief Executive Officer